SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             S C H E D U L E   13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                              CONCEPTRONIC, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    206010100
                                 --------------
                                 (CUSIP Number)

                              Copy to:          Stephen A. Cohen, Esq.
Applewood Associates, L.P.                Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                                750 Lexington Avenue
Brookville, NY 11545                      New York, New York 10022
Telephone (516) 626-3070                        Telephone (212) 735-8600
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                November 25, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Continued on following page(s))

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 206010100                         13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                               Applewood Associates, L.P.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*               (a)  |X|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          WC
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required             |_|
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                         New York
--------------------------------------------------------------------------------
               7     Sole Voting Power
                           333,333 shares                                  5.8%
   Number of   -----------------------------------------------------------------
    Shares     8       Shared Voting Power
 Beneficially                 0 shares                                       0%
   Owned By    -----------------------------------------------------------------
     Each      9       Sole Dispositive Power
   Reporting                 333,333 shares                                5.8%
    Person     -----------------------------------------------------------------
     With      10      Shared Dispositive Power
                            0 shares                                         0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                   333,333 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11)
          excludes Certain Shares*                                          |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                          5.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*             PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 206010100                         13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                    Barry Rubenstein
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*              (a)   |X|
                                                                      (b)   |_|
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*         WC
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required             |_|
--------------------------------------------------------------------------------
       Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of                       0     shares                              0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                      333,333 shares                            5.8%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                           0 shares                                0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                                 333,333 shares                            5.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    333,333 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11)
               excludes Certain Shares*                                     |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                           5.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 206010100                         13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                    Irwin Lieber
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*              (a)   |X|
                                                                      (b)   |_|
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          WC
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required             |_|
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of                  0 shares                                       0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                     333,333 shares                             5.8%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                         0 shares                                  0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                                333,333 shares                             5.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     333,333 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11)
               excludes Certain Shares*                                     |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                           5.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 206010100                         13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                 Barry Fingerhut
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*              (a)   |X|
                                                                      (b)   |_|
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          WC
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required             |_|
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of                0 shares                                         0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                   333,333 shares                               5.8%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                    0 shares                                       0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                              333,333 shares                               5.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     333,333 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11)
                    excludes Certain Shares*                                |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                           5.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 206010100                         13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                        Applewood Capital Corp.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*              (a)   |X|
                                                                      (b)   |_|
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          WC
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required             |_|
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       New York
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of                    0 shares                                     0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                     333,333 shares                             5.8%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                        0 shares                                   0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                               333,333 shares                              5.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    333,333 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11)
               excludes Certain Shares*                                     |_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                           5.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                 CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 206010100                         13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                        Seth Lieber
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*              (a)   |X|
                                                                      (b)   |_|
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          WC
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required             |_|
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of                  0 shares                                       0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                     333,333 shares                             5.8%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                          0 shares                                 0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                                333,333 shares                             5.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    333,333 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11)
               excludes Certain Shares*                                      |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                           5.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                 IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 206010100                         13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                     Jonathan Lieber
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*              (a)   |X|
                                                                      (b)   |_|
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*
                                     WC
 5     Check Box if Disclosure of Legal Proceedings is Required             |_|
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                    United States
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of                  0 shares                                       0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                     333,333 shares                             5.8%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                      0 shares                                     0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                                333,333 shares                             5.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     333,333 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11)
               excludes Certain Shares*                                     |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                           5.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

     Common Stock, $0.01 par value per share ("Common Stock"),
     (CUSIP No. 206010100);

          Conceptronic, Inc.
          6 Post Road
          Portsmouth, New Hampshire 03801

     This statement relates to the acquisition of Class A Common Stock (the "Class A Common Stock") of Conceptronic, Inc. (the "Issue"), which shares are subject to mandatory conversion into shares of the Issuer's Common Stock on a date which is six months from the date of issuance of the Class A Common Stock.

ITEM 2. IDENTITY AND BACKGROUND

      1.    (a)   Applewood Associates, L.P., a limited partnership organized under the laws of the State of New York ("Applewood").

            (b)   Address:    c/o Applewood Capital Corp.
                              68 Wheatley Road
                              Brookville, New York 11545

            (c)   Principal Business:     Investments
            (d)   No.
            (e)   No.

      2.    (a)   Barry Rubenstein, a general partner of Applewood, and an
officer and director of Applewood Capital Corp., a general partner of Applewood.

            (b)   Address:    68 Wheatley Road
                              Brookville, New York 11545

            (c) Principal Occupation: General partner of partnerships and limited partnerships engaged in the investment business.
            (d)   No.
            (e)   No.
            (f)   Citizenship:      United States.

      3.    (a)   Irwin Lieber, a general partner of Applewood and an officer and director of Applewood Capital Corp., a general partner of Applewood.

            (b)   Address:    767 Fifth Avenue
                              New York, New York 10153

            (c)   Principal Occupation:  Investment adviser.
            (d)   No.
            (e)   No.

            (f)   Citizenship:      United States.

      4.    (a)   Barry Fingerhut, a general partner of Applewood and an officer and director of Applewood Capital Corp., a general partner of Applewood.

            (b)   Address:    767 Fifth Avenue
                              New York, New York 10153

            (c)   Principal Occupation: Investment adviser.
            (d)   No.
            (e)   No.
            (f)   Citizenship:      United States.

      5.    (a)   Applewood Capital Corp., a corporation organized under the laws of the State of New York ("Applewood Capital").

            (b)   Address:    c/o Barry Rubenstein
                              68 Wheatley Road
                              Brookville, New York 11545

            (c)   Principal Business:     Investments.

            (d)   No.
            (e)   No.

            Applewood Capital is a general partner of Applewood.

      6.    (a)   Seth Lieber, an officer of Applewood Capital.

            (b)   Address:    767 Fifth Avenue
                              New York, New York 10153

            (c)   Principal Occupation:  Investments.
            (d)   No.
            (e)   No.
            (f)   Citizenship:      United States.

      7.    (a)   Jonathan Lieber, an officer of Applewood Capital.

            (b)   Address:    767 Fifth Avenue
                              New York, New York 10153

            (c)   Principal Occupation: Investments.
            (d)   No.
            (e)   No.
            (f)   Citizenship:      United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On November 25, 1996, Applewood acquired from the Issuer 333,333 shares of Class A Common Stock of the Issuer, at $3.00 per share for an aggregate purchase price of $999,999 in a private placement (the "Private Placement"). All of the funds were provided by working capital.

ITEM 4. PURPOSE OF THE TRANSACTION. The shares were acquired for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a) The following list sets forth the aggregate number and percentage (based on 5,700,000 shares of Common Stock outstanding after the completion of the Private Placement of 4,000,000 shares of Class A Common Stock) of outstanding shares of Common Stock owned beneficially by each person named in
Item 2, as of November 25, 1996:


                                   Shares of            Percentage of Shares of
                                 Common Stock                Common Stock
     Name                     Beneficially Owned(1)       Beneficially Owned(1)
     ----                     ---------------------       ---------------------
Applewood Associates, L.P.        333,333(2)                    5.8%
Barry Rubenstein                  333,333(3),(4)                5.8%
Irwin Lieber                      333,333(3),(4)                5.8%
Barry Fingerhut                   333,333(3),(4)                5.8%
Applewood Capital Corp.           333,333(3),(4)                5.8%
Seth Lieber                       333,333(3),(5)                5.8%
Jonathan Lieber                   333,333(3),(5)                5.8%

--------
     (1) Includes shares of Common Stock issuable upon the mandatory conversion of the Class A Common Stock.

     (2) The reporting person has sole power to vote and dispose of 333,333 shares of Common Stock issuable upon the conversion of 333,333 shares of Class A Common Stock.

     (3) The reporting person disclaims beneficial ownership of these securities except to the extent of its equity ownership therein.

     (4) The reporting person is a general partner of Applewood and accordingly has shared dispositive and voting power with respect to the 333,333 shares of Common Stock issuable upon the conversion of 333,333 shares of Class A Common Stock owned by Applewood.

     (5) The reporting person is an officer of Applewood Capital and accordingly has shared voting and dispositive power with respect to the 333,333 shares of Common Stock issuable upon the conversion of 333,333 shares of Class A Common Stock owned by Applewood.

          (b) Applewood has sole power to vote and to dispose of 333,333 shares of Common Stock, representing approximately 5.8% of the outstanding Common Stock.

      By virtue of being general partners of Applewood, Barry Rubenstein, Irwin Lieber and Barry Fingerhut may be deemed to have shared power to vote and to dispose of 333,333 shares of Common Stock, representing approximately 5.8% of the outstanding Common Stock.

     By virtue of being an officer of Applewood Capital Corp., Seth Lieber and Jonathan Lieber may be deemed to have shared power to vote and to dispose of 333,333 shares of Common Stock, representing approximately 5.8% of the outstanding Common Stock.

          (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from September 25, 1996 through November 25, 1996, inclusive.

                                     Number of Shares
Name of            Purchase or       of Class A Common Stock      Purchase or
Shareholder        Sale Date         Purchased or (Sold)          Sale Price
-----------        ---------         -------------------          ----------

Applewood
Associates, L.P.   11/25/96               333,333                    $3.00

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On the conversion date, the Company has agreed to use its best reasonable efforts to effect, as expeditiously as possible, the registration for resale of the Common Stock issuable with respect to the conversion of the Class A Common Stock. Such registration shall not be deemed to have been effective unless the registration statement relating thereto has remained effective for three years (or such shorter period in which either all of the Common Stock that is issuable upon the conversion of the Class A Common Stock shall have been sold thereunder or the holding period required by Rule 144(k) with respect to non-affiliates of the Issuer has been satisfied).

          Except for (i) the sale of one or more of the Issuer's product lines, or (ii) the election of directors to the Board of Directors of the Issuer, each share of Class A Common Stock will vote on a share-for-share basis with shares of the Issuer's Common Stock on all matters submitted to a vote of the stockholders.

          In addition, each share of Class A Common Stock is entitled to participate on a share-for-share basis in dividends and distributions upon liquidation.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


                                        APPLEWOOD ASSOCIATES, L.P.


                                        By:  s/ Irwin Lieber
                                             -------------------------------
                                              Irwin Lieber, General Partner


                                        APPLEWOOD CAPITAL CORP.


                                        By:  s/ Barry Rubenstein
                                             -------------------------------
                                              Barry Rubenstein, President


                                             s/ Barry Rubenstein
                                             -------------------------------
                                                  Barry Rubenstein


                                             s/ Irwin Lieber
                                             -------------------------------
                                                  Irwin Lieber


                                             s/ Barry Fingerhut
                                             -------------------------------
                                                  Barry Fingerhut


                                             s/ Seth Lieber
                                             -------------------------------
                                                  Seth Lieber


                                             s/ Jonathan Lieber
                                             -------------------------------
                                                  Jonathan Lieber

Date:  December 4, 1996


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).